
June 10, 2009

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re: Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response Letter Dated March 26, 2009**
> **File No. 001-16317**

Dear Mr. Peak:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-K/A for the Fiscal Year Ended June 30, 2008

General

1.   You are responsible for the content of all filings you make with the Commission. Ensure that you do not suggest otherwise. In that regard, we note the new text in the "Explanatory Note" indicating that the changes are being made in response to staff comments.

2.   It is unclear from the materials you provided whether you intend to include incomplete disclosure in some items. Please ensure that to the extent you amend an item, you provide the amended item in its entirety.

Directors and Executive Officers

3.   We note your revision of Mr. Berilgen's biographical disclosure in response to
        prior comment 1. Because our comment applied to multiple disclosures in this
        section, we are reissuing comment 1. Please provide the corresponding month
        and year for start and end dates for positions listed within the most recent five
        years. Examples of required revisions include the following:

        a. Identify when Mr. Brehmer joined Houston Capital Advisors LP and when he
            left that company to return to Southplace LLC. In addition, disclose whether
            Mr. Brehmer was associated with Southplace LLC during his two-year tenure
            at Houston Capital. Clarify whether "Southplace, LLC" and "Southplace
            LLC" are two different entities.

        b. You provide no specific time periods for Mr. Schoonover's business
            experience during the last five years, other than the fact that he was elected a
            director of Contango in 2005. Disclose when and in what capacity he joined
            Cellxion, L.L.C., any promotions and the corresponding dates, and whether he
            continues to work there.

        c. Mr. Duncan's sketch continues to include gaps or ambiguities with regard to
            time in the five year period.

Draft Proxy Statement

Compensation Discussion and Analysis, page 13

4.   The new table you added to represent the average compensation paid by your peer
        group companies in 2007 provides disclosure that differs from what appears in
        those companies' proxy statements. Explain to us how you arrived at the figures
        presented. As one example, it appears that none of your peer groups' principal
        executive officers earned a salary higher than $503,333 in 2007. In light of this,
        explain how you arrived at an average salary of $767,624. In your response,
        include the specific numbers used in your calculations of the various values
        disclosed.

5.   To the extent you retain this tabular disclosure, please include a "total" column
        that aggregates all elements of compensation.

Form 10-Q for period ended March 31, 2009

Share Repurchase Program, page 29

6.   You state that each share of your common stock "represents approximately 22 proved developed Mcfe." This could suggest to the reader that each share is convertible into a quantity of reserves. You also state that by purchasing your stock you "have thus purchased approximately 26.3 Bcfe of reserves at a cost of approximately $1.92 per Mcfe." But it appears illogical to suggest that you are purchasing your own reserves. Otherwise, whenever you issue or sell shares of common stock or other securities, this same logic would then dictate that by such issuances you would be selling your reserves. Please revise to clarify your disclosure.

Engineering Comments

Draft Form 10-K/A for the Fiscal Year Ended June 30, 2008

Suspended Well Costs, page F-26

7.   We have reviewed the disclosure you proposed in response to prior comment 12 of our letter dated February 25, 2009, including quantification of reserves attributed to the Grand Isle 70 project, although also indicating that you are not reasonably certain to produce from this area. Given the reserve definitions set forth in Rule 4-10(a) of Regulation S-X, you may only disclose proved reserves in filings with the SEC if you have full intention to develop those reserves. As you appear to be waiting for oil and gas prices to increase before making an investment decision, these estimates do not meet the criteria of reasonable certainty to be classified as proved at this time. Therefore, please remove the associated estimates and amounts from your tabulations and narratives.

Standardized Measure, page F-29

8.   We have reviewed your response to prior comment 14 from our letter dated February 25, 2009, concerning the future cash inflows as reported in the Standardized Measure. As you may know, the price for natural gas liquids was materially lower than the price for oil at year-end but it is unclear which price you used for natural gas liquids. We note that your gas reserves are reported in cubic feet, rather than BTUs, while you quote an end of 2008 gas price of $13.10 per MMBTU. Given the difference in units disclosed, it remains unclear whether your calculations are appropriate. Please submit further details showing how you have converted your gas reserves into BTU's in making the calculation. As natural gas in the Gulf of Mexico has an average of 1,100 BTUs per cubic feet, we would

also expect an adjustment to be made to account for that fact. If you find that your calculations have erred, it may be necessary to revise your document for all three years.

9.   We have reviewed your response to prior comment 15 of our letter dated February 25, 2009, regarding the future development costs included in your Standardized Measure, and understand now that these pertain to Grand Isle 70. However, the disclosure you propose in response to prior comment 12 indicates that reserves you report for this property are not proved reserves as defined in Rule 4-10(a) of Regulation S-X. Unless you can show otherwise, all values associated with those estimates, including future development and operating costs, should be removed from the Standardized Measure.

Change in Standardized Measure, page F-30

10.   We have reviewed your response to prior comment 16 of our letter dated February 25, 2009. There appears to be inconsistent disclosure regarding the development status of the Grand Isle 70 field in your proposed disclosure on page F-29 as compared to earlier proposed disclosure about the same field on page F-26. Please revise your disclosure as appropriate and, supplementally, please tell us the exact status of this project.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director